Exhibit 99.5

BUSINESS

OVERVIEW

We are a leading carrier-neutral and cloud-neutral data center service provider in China. We have one of the largest carrier-neutral data center networks in China with our 36 self-built data centers and 59 partnered data centers with an aggregate capacity of 62,876 cabinets under our management as of June 30, 2021. We adopt a distributed deployment method when choosing locations for our partnered data centers based on the specific requests of our customers, demands in different cities and our strategy for POP establishment; therefore, the locations and number of our partnered data centers are subject to change from to time. Our data transmission network includes 180 POPs, which are access points from one place to the rest of the internet. Most of our data centers and our POPs are connected across China. Our data centers are concentrated in tier-1 cities and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. According to Frost & Sullivan, the continuing drivers for the data center demands consist of (i) growing IT outsourcing capacity by enterprises; (ii) implementation of next-generation 5G network and disruptive technologies; (iii) growing data center service demand from China’s cloud service providers and enterprise digital transformation; (iv) supportive government policies, despite the recent regulatory headwinds; (v) customer segments drive data center service demand; and (vi) the overall growing trend of generating and processing data and robust growth in data traffic. From 2016 to 2020, China’s carrier-neural data center service market has been growing by a CAGR of 22.2% and is expected to grow by a CAGR of 19.3% from 2020 to 2025. China’s cloud service market has been growing by a CAGR of 38.5% from 2016 to 2020 and is expected to grow by a CAGR of 24.9% from 2020 to 2025. As a leading carrier-neutral and cloud-neutral data center service provider in China, we had a 10.8% market share in the carrier-neutral data center service market in terms of data center service revenues in 2020.

We are a pioneer in the carrier-neutral data center industry in China and commenced our operations in 1999. According to Frost & Sullivan, we are the first carrier-neutral data center service provider in China with infrastructure interconnected with all major network providers, which connect and share data traffic to help scale the rapid development of the early internet industry in China. Based on our partnership with Microsoft to introduce Azure and Office 365 in China in 2013, we are also the first carrier-neutral data center service provider to offer global cloud services in China and our services have helped accelerate the digital transformation of our enterprise customers.

As a carrier-neutral internet infrastructure services provider, our infrastructure is interconnected with the networks operated by all China’s telecommunications carriers, major non-carriers and local internet service providers. The interconnectivity enables each of our data centers to function as a network access point for our customer’s data traffic. In addition, we believe that our proprietary smart routing technology allows us to automatically select an optimized route to direct our customers’ data traffic to ensure fast and reliable data transmission. We believe this advanced interconnectivity within and beyond our network distinguishes ourselves from our competitors and provides an effective solution to address our customers’ needs that arise from inadequate public internet infrastructure and network interconnectivity in China. As a result, businesses are increasingly relying upon internet infrastructure services providers and in particular, carrier-neutral internet infrastructure services providers, to enhance and optimize key elements of their IT and network infrastructure.

We offer managed hosting services to host our customers’ servers and networking equipment and provide interconnectivity to improve the performance, availability and security of their internet infrastructure. We have adopted a “dual-core” strategy to address both retail and wholesale data center market opportunities. Our managed retail services provide different levels of services that are scalable to meet our customers’ needs, from a single cabinet up to megawatt- scale deployments. Our managed wholesale services provide customers with new data center sites constructed and developed by us based on their specified standards. We believe that the scale of our data center footprint and networking assets as well as our carrier- and cloud-neutrality, position us well to capture the vast opportunities in the rapidly expanding market of internet and cloud computing infrastructure services in China.

In addition, we are a first mover among China’s carrier-neutral data center service providers in offering cloud services through partnerships to cover public, private and hybrid cloud scenarios. We provide customized enterprise VPN services and solutions, including software-defined wide area network, or SD-WAN, to enterprises across various industries. These value-added services strengthen our capability to provide quality services and meet our customers’ additional demands.

With a nationwide data center network and comprehensive service offerings, we have attracted a diversified and loyal customer base. As of June 30, 2021, we had approximately 1,300 customers for our managed hosting services and over 6,000 enterprise customers in total. We also enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.3%, 0.5%, 0.3% and 0.1% in 2018, 2019 and 2020 and the six months ended June 30, 2021, respectively.

OUR COMPETITIVE STRENGTHS

We believe that the following key competitive strengths have contributed significantly to our success and differentiate us from our competitors:

A pioneer and leader in China’s carrier-neutral IDC market

We are a pioneer and a market leader in China’s carrier-neutral data center service industry. Our services have helped accelerate the digital transformation of enterprise customers. According to Frost & Sullivan, we are the first carrier-neutral data center service provider in China with infrastructure interconnected with all major network providers, which could connect and share data traffic to help scale the rapid growth of the early internet in China. We are the first Chinese carrier-neutral data center service provider that completed an overseas listing in 2011. Based on our partnership with Microsoft to introduce Azure and Office 365 in China in 2013, we are the first carrier-neutral data center service provider to offer global cloud services in China. We believe we are a pioneer in adopting cutting-edge technologies to meet enterprises’ evolving demands. For example, we are one of the first carrier-neutral data center service providers that started to provide VPN, bare metal services and hybrid IT services in China.

In China’s highly competitive and fragmented carrier-neutral data center market, we have achieved a 10.8% market share and are the largest data center service provider in terms of total number of customers, according to Frost & Sullivan. We have established a strong brand and reputation for advanced data center infrastructure and high quality services, as evidenced by the numerous awards and recognitions we have received, including the “2020 Beijing Energy Efficiency Leader (Data Center) – Advanced Technology Award” by GDCT in 2021, “China’s Top 100 Internet Companies Award” by the Internet Society of China in 2020, “Top 10 Influential Carrier-neutral Data Center Service Providers in 2020 Award” granted by ODCC, “2019 Best IDC Services Provider Award” by CTDC Summit in 2019 and the “China’s Top 100 Internet Companies Award” by the Internet Society of China and the MIIT in 2018. As a market leader in China’s carrier-neutral data center service industry, we believe we are able to leverage our scale and reputation to effectively lower our customer acquisition costs and better serve our customers.

Strategically located network of premium data centers

We have one of the largest carrier-neutral data center networks in China with 36 self-built data centers and 59 partnered data centers housing an aggregate of 62,876 cabinets as of June 30, 2021. Our data centers are concentrated in tier-1 cities in China and their surrounding regions, which have favorable supply-demand dynamics, owing to dense internet traffic, scarce resources and high demand for data center facilities. As of June 30, 2021, we had 58,905 cabinets in 36 self-built data centers, consisting of 24,374 cabinets in Beijing, 9,340 cabinets in Shanghai and Hangzhou, 9,313 cabinets in the Greater Bay Area, 12,393 cabinets in satellite cities of these regions, and 3,485 cabinets in other regions, including Xi’an and Chengdu. We believe that we have benefited from an early mover advantage given the difficulties for competitors in securing new sites in tier-1 cities and to roll out nationwide coverage within a short period of time.

We distinguish ourselves by our superior interconnectivity enabled by our large number of data centers and connection to extensive data transmission networks. As a carrier-neutral and cloud- neutral data center service provider, our infrastructure is interconnected with the networks operated by all of China’s telecommunication carriers, major non-carriers and local ISPs. The interconnectivity of our infrastructure enables each of our data centers to function as a network access point for our customers’ data traffic. In addition, our proprietary smart routing technology allows us to automatically select an optimal route to direct our customers’ data traffic to help ensure fast and reliable data transmission. This advanced interconnectivity within and beyond our network provides an effective solution to address our customers’ needs for reliable internet infrastructure and interconnectivity in China.

Differentiated business model with comprehensive offerings

We have been able to adapt our growth strategies to the evolving development of China’s data center service industry and maintained our leadership in the market by identifying emerging market opportunities and continually expanding and upgrading our services. In 2019, we introduced our “dual-core” strategy with the aim of addressing the needs of both the retail and wholesale segments. With this strategy, we continue to strengthen our leading position in the retail data center service market segment by offering different levels of tailored server administration services that are scalable to meet our customers’ needs. In addition to data centers’ colocation services, we offer a comprehensive suite of solutions, including interconnectivity services, such as BGP network, direct line connection, bare metal services, multi-cloud management, business continuity and disaster recovery services, as well as value-added services, including VPN and Microsoft public cloud services.

Highly visible revenue stream from diversified and loyal customer base

Delivering on our differentiated value proposition and best-in-class customer service, we have built and maintained a large base of diversified and long-term customers over the years. As of June 30, 2021, we had over 6,000 enterprise customers, of which approximately 1,300 customers are using our managed hosting services. Our top twenty largest customers contributed only 40% of overall revenue in the six months ended June 30, 2021. Our customer base includes several of Asia’s most prominent internet and technology companies and spans across diversified platforms, such as eCommerce, social, information services, media, local services, financial services, cloud services and other enterprise customers.

We enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low average monthly hosting churn rate for managed hosting services, which was 0.3%, 0.5%, 0.3% and 0.1% in 2018, 2019, 2020 and the six months ended June 30, 2021, respectively. Our loyal customer base has enabled us to achieve sustainable business growth with our recurring revenue model, which provides us with significant visibility into future financial performance. In 2018, 2019, 2020 and the six months ended June 30, 2021, our recurring revenues were consistently over 90% of our net revenues. Our average monthly recurring revenues per cabinet for managed retail services were RMB8,258, RMB8,747, RMB8,984 (US$1,391.4), RMB8,853 and RMB9,078 (US$1,406.0) in 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively.

Our experience in serving market leaders in different sectors with comprehensive offerings provides us with industry knowledge, operational expertise and credibility that we can leverage on to cross-sell additional services to our existing customers and attract new customers.

In-depth industry expertise with strong engineering capabilities

Leveraging on the deep experience accumulated over an operating history of more than two decades in the data center service industry, we have developed a number of innovative solutions for the operation and maintenance of data centers.

Since the inception of our business, we have continually focused on the adoption of new technologies in designing, constructing and operating data centers with reliability, efficiency and resiliency. We have developed many proprietary technologies in the areas of energy saving, data center design, facility maintenance and operations, as well as network operation and maintenance management. We are able to provide service-level agreements for 99.9% uptime for power and 99.9% uptime for network connectivity for our self-built data centers, demonstrating high reliability, availability, security and manageability.

We believe our focus on research and development is key to supporting our growth in both our mature and emerging businesses. We have cultivated an innovation-focused corporate culture and are committed to enhancing our technological capabilities and expanding our service offerings through in-house research and development. As of June 30, 2021, we had an experienced team of 133 professional engineers, many of whom have more than ten years of relevant industry experience. We have also been promoting research and development training for our professional engineers. Our research and development efforts have resulted in 80 patents, 80 patent applications and 228 copyright registrations as of June 30, 2021.

Visionary leadership with stellar track record of execution

We have an innovative and entrepreneurial management team. Our founder and executive chairman, Mr. Sheng Chen, has been instrumental to the development and success of our business. With more than 20 years of experience in the internet and telecommunication industry in China, Mr. Chen provides vision, overall management and strategic decision-making relating to marketing, investment planning and corporate development of our company. Our senior management team has extensive experience in relevant industries and brings a strong track record of execution. Our chief executive officer, Mr. Samuel Shen, has extensive experience in the fields of cloud, edge computing, big data, and artificial intelligence, or AI, services. Mr. Shen served as President for JD Cloud and held several senior positions at Microsoft. Mr. Tim Chen, our chief financial officer, has strong expertise and execution capability in the fields of corporate development and corporate finance.

Mr. Shiqi Wang, the chief executive officer of our wholesale IDC business group, is an industry veteran with rich experience and proven capabilities for pursuing and executing new business initiatives. Under the leadership of our tech-savvy management team, we have created industry- leading solutions, and continue to drive innovation in our industry by identifying new business opportunities, exploring new business models, and developing new solutions and services.

OUR STRATEGIES

We indent to pursue the following strategies:

Accelerate capacity roll-out

We plan to further increase our core data center capacity and backbone interconnection in key markets, to meet the growing demand for carrier- and cloud-neutral data center solutions. We plan to continue to invest and increase our capacity through new self-built data centers, as well as expand the capacity of our existing data centers. In addition, we may also prudently pursue acquisitions or investments to secure data center locations in key markets. We plan to continue to partner with telecommunication carries and internet service providers and integrate connection points to expand our backbone coverage via software-defined network, aiming to provide customers with high performance, reliability, redundancy and low latency network services.

All-in “dual-core” strategy and full-stack services

To further implement our “dual-core” strategy, we plan to continue catering our service offerings to meet the demands of both retail and wholesale data center service markets. We plan to further strengthen our leading position in the retail data center service market by expanding our value-added services for customers and further enhancing interconnection within our data centers. For wholesale data center service, we plan to acquire new customers targeting internet giants, cloud services providers and certain industry verticals, such as the financial services sector. We intend to strengthen our capabilities in data center design, construction and delivery to meet their customized requirements.

Strengthen customer relationships and attract new customers

We intend to strengthen and deepen our relationships with existing customers of our retail data center business and enhance their stickiness to our platform. To further develop our wholesale data center business, we plan to continue to leverage our industry expertise to secure opportunities from large wholesale and hyperscale customers and to provide fast delivery of customized data centers and solutions that address their needs. Additionally, leveraging our large customer base, high retention subscription model and scalable multi-cloud, we plan enhance our sales and marketing efforts to attract industry-leading partners to join our ecosystem and tap into the opportunities arising from these customers’ digital transformation.

Harness the ecosystem to solidify platform play

We intend to further expand our value-added services to provide one-stop full-stack data center solutions for customers. We intend to continue growing our public cloud management services. In addition, by leveraging on our partnership with various cloud services providers, we plan to expand and deepen our interconnectivity products and our private and hybrid cloud management turn-key solutions to capture the rapidly growing demand for such services in order to become a leading cloud computing infrastructure services provider in China. We also plan to expand our enterprise interconnection service offerings from VPN to a full spectrum of SD-WAN offerings to capture additional opportunities in that market.

Continue to invest in technology

We are committed to technological innovations. We plan to continue to enhance our overall technology and solution offerings to better serve our customers and increase the overall efficiency of our operations. We believe that the increasing focus by our customers on AI, big data, IoT and industrial digitalization provides opportunities for us to cater to our customer’s demands for services that complement our core hosting services. To achieve our goals and widen our technology advantage, we intend to continue to invest in engineering talent by competitive recruiting and retaining measures, as well as proactively offering them training and career development opportunities.

OUR SERVICE OFFERINGS

Through our quality data center network, we offer comprehensive hosting and related services, including:

•	Managed Hosting Services consisting of managed retail services and managed wholesale services. Our managed retail services include (i) colocation services that dedicate data center space to house our customers’ servers and networking equipment and provide tailored server administration services, (ii) interconnectivity services that allow customers to connect their servers with each other, internet backbones in China and other networks through our Border Gateway Protocol, or BGP, network, or our single-line, dual-line or multiple-line networks, and (iii) value-added services, including hybrid IT services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services. To address the wholesale IDC market opportunities, we established a “dual-core” strategy in 2019 to expand our services to managed wholesale services to China’s internet giants and large-scale cloud computing service providers. We construct and deliver data centers based on these customers’ required specifications and standards;

•	Cloud Services that allow businesses to run their applications over the internet using our IT infrastructure rather than having the infrastructure on their own premises; and

•	VPN Services that extend customers’ private networks by setting up secure and dedicated connections through the public internet.

Our data centers host the servers of our customers and meet their needs to deploy computing, network, storage and IT infrastructure. Our services are scalable, allowing our customers to purchase space and power and upgrade connectivity and services as their requirements evolve. In addition, our customers benefit from our data centers’ wide range of physical security features, including sensitive smoke detection systems, fire suppression systems, secured access, around-the-clock video camera surveillance and security breach alarms. Our data centers are fully-redundant and feature resilient power supplies, energy efficient design, connection with multiple network providers and 24/7 on-site support provided by our skilled engineers. As a result, we are able to provide service-level agreement for 99.9% uptime for power for our self-built data centers. As a carrier-neutral data center service provider, we provide high interconnectivity to our customers with our access to multiple carriers and service providers and the availability of multiple-provider bandwidth. By securing multiple suppliers for connectivity and using redundant hardware, we are able to guarantee 99.9% internet connectivity uptime for our self-built data centers.

Managed Hosting Services

We have been providing managed retail services since the inception of our operations in 1999 and started to provide managed wholesale services in 2019 to implement our “dual-core” strategy that we developed in 2019.

Managed Retail Services. Our managed retail services include colocation services, interconnectivity services, and value-added services.

•	Colocation Services allow customers to lease partial or entire cabinets for their servers. Our customers have full control over their server(s) housed in our data centers. Depending on customer needs, we provide different levels of tailored server administration services, including operating system support and assistance with updates, server monitoring, server backup and restoration, server security evaluation, firewall services, and disaster recovery. Our customers’ servers are housed in our data centers providing redundant power sources and heating, ventilating and air conditioning systems. Our colocation services relieve customers from the daily pressures of IT infrastructure maintenance so that they can focus on their core businesses. Customers have the option to either place their servers and equipment in standard cabinets dedicated for their private use, or in cabinets shared with other customers. Customers can also customize their cabinet space for their servers, network connections and equipment. Customers can elect to buy the hardware that they place within their cabinets from their chosen suppliers. In addition, customers can also lease power-enabled blank space, where they can place their own cabinets in our data centers or use our services to build their customized cabinet space.

•	Interconnectivity Services are provided by us in the following ways:

•	Border Gateway Protocol (“BGP”) Network Services. We provide network services that use BGP routing protocol and policies, which allow the internet to become a decentralized system and thereby reduces traffic congestion and data transmission time;

•	Single-line Network Services. Some of our customers choose to connect their servers only to one telecommunication carrier in China. Based on their selections, we provide them with network connection to the major telecommunication carriers, including China Telecom, China Unicom and China Mobile; and

•	Multiple-line Network Services. As a carrier-neutral service provider, our data centers are connected to all carrier and non-carrier networks in China. Customers then may choose to connect their servers to two or multiple networks, which provides more cost-effective internet access and ensures better business continuity. Our interconnectivity services connect our customers with each other, connect our data centers with telecommunication carriers’ backbone network and other networks. We provide cross-connection services to our customers. Upon the request of the customers, we utilize single or multi-mode fibers to create links between the customers directly and privately.

•	Value-Added Services are provided by us in the following ways:

•	Hybrid IT Services. Our hybrid IT services provide customers with a complete package of infrastructure service offerings, conveniently bundled to expedite the customer’s process to launch their applications and products to the extent possible. In conjunction with our infrastructure-as-a-service, or IaaS, platform, hybrid IT services combine colocation, servers, connectivity, storage and customer services to save IT infrastructure installation time, and provide a complete, reliable, and secured environment for customer’s IT demands. As more customers move their IT resources to the cloud, our cloud-neutral platform will enable our hybrid IT services to provide both private and public cloud services as well as their inter-linked connections;

•	Private and Hybrid Cloud Services. We provide private cloud, hybrid cloud and multi-cloud managed services to address enterprises’ needs in aspects of data sovereignty, cost of ownership, and customization through our proprietary technologies and technical integration with selected partners, such as VMWare, Redhat and ZStack; and

•	Other Value-Added Services. To complement our hosting services and enhance our customers’ experiences, we also provide other value-added services, including bare metal services, firewall services, server load balancing, data backup and recovery, data center management, server management, and backup server services. In addition, we also provide customers with traffic charts and analysis, gateway monitoring for servers, domain name system setup, defense mechanism against distributed denial of service (DDOS) attacks, basic setting of switches and routers, and virus protections.

Managed Wholesale Services. Our managed wholesale services started in 2019 and provide internet giants and large-scale cloud computing service providers with new data center sites constructed and developed by us. Based on the specific requirements of our customers, we source properties for new data center sites by acquiring or leasing green-field sites or existing industrial buildings from third parties, and then design and, through cooperation with developers, contractors, and suppliers, build the data center facilities with advanced design and high technical specifications. From October 2019 to June 2021, we signed seven memoranda of understandings (“MoU”) with Alibaba to construct and deploy Alibaba’s data center facilities in Eastern China. At its inception, our total wholesale capacity was 4 megawatts as of September 30, 2019 and increased to 41 megawatts as of December 31, 2019, and maintained at 41 megawatts as of March 31, 2020 (12 megawatts in service and 29 megawatts under MoU). Our total wholesale capacity increased to 130 megawatts (49 megawatts in service and 81 under MoU) as of June 30, 2020 and further increased to 137 megawatts (68 megawatts in service and 69 under MoU) as of September 30, 2020. By the end of 2020, our total wholesale capacity reached 179 megawatts (69 megawatts in service and 110 under MoU). In 2021, our total wholesale capacity continued to increase to 185 megawatts (103 megawatts in service and 82 megawatts under MoU) as of March 31, 2021. As of June 30, 2021, our total wholesale capacity reached 228 megawatts (154 megawatts in service and 74 megawatts under MoU). We believe our core competency and capabilities, acquired from decade of industry experience in the retail segment, are also applicable and critical when we expand our business into the wholesale segment and develop wholesale data centers.

•	Planning: We engage with our clients from the site selection and planning stage and choose the sites for wholesale data centers at the strategic locations which fits into our clients’ IT infrastructure deployment and provides great access to power and connectivity. Backed by multi-year experience and strong presence in key markets, we are able to conduct in-depth analysis and select the most suitable location based on clients’ requirements by acquiring or leasing green-field sites or existing industrial buildings from third parties. Our team works closely with local government authorities to obtain necessary permits and approvals and with electric utilities to obtain sufficient power supply. We also actively cooperate with telecommunication carriers to ensure multi-carrier connectivity to our wholesale data centers.

•	Design: Leveraging our technological know-how from our internal design teams and a comprehensive data center product portfolio, developing and accumulating through the designs and construction of retail data centers, we are dedicated to ensuring that each of our wholesale data centers meets the specific requirements of our clients and achieves industry leading energy efficiency and operating performance. Our technology strengths, such as advanced cooling technology and power management technology, are integrated due to close collaboration among our internal design team, research and development team and external design institutes.

•	Construction: We believe our well-established relationships with high quality contractors and suppliers, combined with our specialized construction team consisting of experienced professionals, help us to ensure fast delivery and cost effectiveness in data center construction. As opposed to retail data centers, typically the wholesale data centers are built to suit and customized to fulfill our clients’ different technical requirements. Furthermore, our clients require us to deliver wholesale data centers in large volumes within a prescribed construction period.

•	Operations: We are one of the first carrier neutral data center service providers in China and commenced operations in 1999. Since then, we haven’t encountered any disastrous accident over the last 20 years, demonstrating our strong operational expertise. We are able to provide service-level agreement for 99.9% uptime for power and 99.9% uptime for network connectivity for our self-built data centers. Our operational excellence to deliver wholesale data centers with high reliability, availability, security and manageability are sought by our wholesale clients. As a result, operations and management expertise becomes an increasingly important criteria when they select their data center partners.

Cloud Services

We started to provide public cloud services in 2013 through our cooperation with Microsoft. Under our cooperation arrangement with Microsoft, we provide Microsoft’s cloud services, including Azure, Office 365, Dynamics 365 and Power Platform, to customers in mainland China by entering into service agreements with such end customers.

We provide infrastructure-as-a-service, IaaS, platform-as-a-service, or PaaS, and software-as- a-service, or SaaS, to our enterprise and individual end customers on the public cloud. Microsoft Azure provides our customers with a one-stop shop to purchase a portion of the pooled computing resources, control the applications uploaded to the virtual servers and/or access to the applications run by various operators on the cloud infrastructure, and pay on an on-demand basis. Through Office 365 services, we provide our customers with not only the complete Office applications, but also business-class email, file sharing and HD video conferencing, all working together and connected in the public cloud so that customers can have access to everything they need to run their business from anywhere.

The total customer billing amounts are divided between Microsoft and us and we retain a portion of the total customer billing amounts based on the agreed-upon metrics. All sales amounts from our services to customers are deposited into an escrow account which are jointly administered by Microsoft and us and we settle the payments to Microsoft on a monthly basis. In addition, we are entitled to receive incentive payments from Microsoft upon the completion of certain sales or services conditions. Our current agreement with Microsoft has a term of ten years till 2027.

VPN Services

We offer VPN services, primarily through Dermot Holdings Limited and its subsidiaries, or Dermot Entities, which we acquired in August 2014. Dermot Entities offer customers best-in-class, enterprise-grade network services in numerous cities throughout Greater China and the wider Asia-Pacific region. Dermot Entities provide enterprise network solutions including Multiprotocol Label Switching (“MPLS”) and SD-WAN, internet access and network security solutions and are starting to add Cloud & SaaS solutions into the product portfolio. We provide fully managed network enabling connectivity with 180 POPs across Asia, of which 70 POPs are for VPN services. We are among the first official members of the China Cross-border Data Telecommunications Industry Alliance for being recognized as legally compliant by China’s Communications Administration. Additionally, we have been appointed as one of the SD-WAN Services Standard Drafting Units of China Communications Standards Association (“CCSA”). We are among the first ICT service providers in Greater China to obtain several ISO international certifications including ISO/IEC 27001: 2013, ISO/IEC 20000-1: 2018, and ISO 9001: 2015 for information security, IT service management, and quality management, respectively. We also obtained the SD-WAN Ready certificate for overall solutions issued by China Academy of Information and Communications Technology in 2020.

OUR INFRASTRUCTURE

Our infrastructure, which consists of our data centers and data transmission network, is the foundation upon which we provide services to our customers. As of June 30, 2021, we operate 36 self-built data centers and 59 partnered data centers located in tier-1 and their surrounding cities, including all of China’s major internet hubs, with 62,876 cabinets under management. Our extensive network, consisting of 180 POPs, is a “high-speed internet railway” that connects our data centers with each other and links them to China’s telecommunication backbones.

Our Data Centers

We operate two types of data centers: self-built and partnered. We define “self-built” data centers as those with our owned cabinets, and data center equipment housed in buildings we owned, leased from third parties, or we purchased from third parties. We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements. As of June 30, 2021, we operate 36 self-built data centers housing 58,905 cabinets and 59 partnered data centers housing 3,971 cabinets.

The table below sets forth the number of data centers and cabinets under our management housed in our data centers as of December 31, 2018, 2019 and 2020 and June 30, 2021.

	As of December 31,			As of June 30,
	2018	2019	2020	2021
Data Centers
Self-built	20	26	32	36
Partnered	38	51	52	59
Total	58	77	84	95
Cabinets
Self-built	25,711	32,047	49,876	58,905
Partnered	4,943	4,244	3,677	3,971
Total	30,654	36,291	53,553	62,876

Our data centers are located in over 30 cities as of the date of this offering memorandum. Our nationwide network of data centers not only enables us to serve customers in extended geographic areas, but also establishes a national data transmission network that sets up connections among carriers and service providers in various locations.

The table below sets forth our portfolio of self-built data centers in service as of June 30, 2021.

	As of June 30, 2021
	Number of Self-built Data Centers	Cabinets Housed
Beijing	14	24,374
Shanghai and Hangzhou	7	9,340
Greater Bay Area	6	9,313
Satellite cities(1)	4	12,393
Others	5	3,485
Total	36	58,905

(1)       Refer to smaller cities that are adjacent to Beijing, Shanghai, Hangzhou and Greater Bay Area.

We build and operate our data centers in compliance with high industry standards in order to provide our customers with secure and reliable environments that are necessary for optimal internet interconnectivity. Our data centers generally feature:

•	Resilient Power – Redundant, high-capacity and stable power supplies, backed by uninterruptible power supply, or UPS, high-performance batteries and diesel generators;

•	Physical Security – Round-the-clock monitoring by on-site personnel, which includes verification of all persons entering the building, security barriers, video camera surveillance and security breach alarms;

•	Controlled Access – Access to the buildings, data floors and individual areas designated for particular customers via individually-programed access cards and visual identification;

•	Fire Detection and Suppression – Sensitive smoke detectors linked to building management systems provide early detection to help avoid fire, loss and business disruption. These are complemented by an environmentally-friendly gas-based or water mist fire suppression system to put out fires;

•	Air Conditioning – To ensure optimal performance and avoid equipment failure, all data center floors are managed to make sure that customers’ equipment is maintained at a controlled temperature and humidity; and

•	24/7 Support – We staff our data centers with capable and experienced service teams and we believe we were the first data center service provider in China to offer 24/7 customer service.

These features minimize chances of interruption to the servers housed in our data centers and ensure the business continuity of our customers. In addition, we believe we were the first data center service provider in China to receive both the ISO 9001 quality system certification by the American Registrar Accreditation Board and a certification by the United Kingdom Accreditation Service.

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation was expected to allow us to reduce capital expenditures as Warburg Pincus will take primary responsibilities to build new wholesale data centers. In July 2019, we reached a supplemental agreement with Warburg Pincus to restructure the partnership. Pursuant to the agreed restructuring arrangement, one of the joint ventures has distributed its assets and projects to us and to Princeton Digital Group (PDG), a Warburg Pincus-backed company, on a pro rata basis in principle, respectively. After distribution, we obtained 100% ownership of a project under development in the Shanghai Waigaoqiao Free Trade Zone, as well as a certain amount of cash. In addition, we and Warburg Pincus have (i) adjusted the existing holding structure for operating the current projects, and (ii) jointly established an additional holding vehicle for sourcing and developing new projects in China. All the projects under our cooperation with Warburg Pincus are operated at our self-built data centers.

Our Network

Our network transmits data and directs internet traffic, forming an internet highway system that is linked to the networks of major carriers, non-carriers and ISPs and enhances communications among our data centers, our customers and end users located throughout China and around the world. As of December 31, 2018, 2019 and 2020 and June 30, 2021, our network connected 172, 165, 165 and 180 POPs throughout China.

Our network also features numerous interfaces with four telecommunication carriers in China, which are China Telecom, China Unicom, China Mobile and China Education Network. Our network is not only connected to the headquarters of each carrier, but also with their local networks throughout China.

Due to our high-quality data center infrastructure, extensive data transmission network and proprietary smart routing technologies, we are able to deliver high-performance hosting and related services that can effectively meet our customers’ business needs, improve interconnectivity among service providers and end users, and effectively address the issue of inadequate network interconnectivity in China.

CUSTOMERS AND CUSTOMER SUPPORT

Our Customers

We serve a diversified and loyal base of customers, depending on the different types of services provided by us, our customers include (i) enterprise customers for our hosting and related services, and (ii) individual customers who signed up for the Microsoft Azure, Office 365, Dynamics 365 and Power Platform services. As of June 30, 2021, we had over 6,000 enterprise customers, of which approximately 1,300 customers are using our managed hosting services. Our enterprise customers represent a variety of industry verticals with different business scale, ranging from information technology and cloud services, telecommunication carriers, communications and social networking, online education, gaming and entertainment, consumer retail to financial services and government agencies, as well as from blue-chip enterprises to small- to mid-sized enterprises.

We have a loyal customer base, as evidenced by our low churn rate. Our average monthly hosting churn rate, based on our core IDC business, was 0.3%, 0.5%, 0.3%, 0.4% and 0.1% in 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. Our average monthly recurring revenue from our top 20 customers were RMB105.9 million, RMB110.3 million, RMB140.3 million (US$21.7 million), RMB129.2 million and RMB169.8 (US$26.3 million) in 2018, 2019 and 2020 and the six months ended June 20, 2020 and 2021, respectively.

Our experience in serving market leaders in various sectors also provides us with industry knowledge, operational expertise and credibility that we can leverage in cross-selling additional services to our existing and potential customers.

Our Customer Support

We devote significant resources to provide customers support and services through our dedicated customer service team. We offer service level agreements on most of our services to our customers. Such agreements set the expectations on service level between our customers and us and drive our internal process to meet or exceed the customer’s expectations. We believe we were the first data center service provider in China to offer 24/7 customer services. Our network operation center is staffed with skilled engineers trained in network diagnostics and engineering. We require our staff to respond to calls or request from customers within 15 minutes. For major customers, we have a dedicated team to offer specialized services tailored to their specific needs. Areas of customer support include design and improvement of our customers’ IT infrastructure and network optimization.

Our customers may directly contact the customer service team to seek assistance or inquire about the status of a reported incident. The team actively follows up with our operations team to help ensure that the problems are addressed in an effective and timely manner. Each of our customers is assigned a service manager who is responsible for ensuring that all our services are performed in a satisfactory manner.

TECHNOLOGY AND INTELLECTUAL PROPERTY

Innovative Solutions and Services

We offer a comprehensive suite of solutions with cutting-edge technologies for customers, and continually expand our service offerings to provide full stack solutions consisting of interconnectivity, colocation or data center managed hosting services and cloud services. Examples of our innovative products and services include:

•	Hybrid IT service: We are the first among data center service providers in China to provide hybrid IT services since March 2015. Our hybrid IT services are designed to be connected to customers’ existing operating systems and achieve real-time response to customers’ IT requests. Our hybrid IT services cover computing and storage of data, facility management and maintenance, as well as operation support, which can effectively meet the growing IT outsourcing demand of enterprise customers due to the increasing complexity of IT requirements resulting from new technologies and applications;

•	Bare metal services: We developed our proprietary bare metal services technology in August 2018. Our bare metal services can be integrated with high-quality BGP, VPN and other services provided by us. Our bare metal services are based on automated operation and maintenance technologies and can be delivered to customers through the cloud platform on a fully automated basis without manual operations. It is equipped with security modules and network functions which can be integrated with other cloud services and network services provided by us; and

•	Hybrid cloud management platform: In order to provide superior cloud management services under various cloud scenarios to its customers, we developed a proprietary cloud management platform in June 2019. This platform can manage major public clouds and private clouds on a centralized basis and connect to our self-developed bare metal services, hybrid IT services, SD-WAN and other services to achieve one-stop multi-cloud management service capability. Our hybrid cloud management platform enables the customers to manage all the services, products and resources provided by us, including private cloud, public cloud, enterprise virtual data centers, enterprise hosted private cloud, bare metal services, as well as underlying data center and network connectivity services, on a centralized basis. Data analytics can be performed based on the information collected, which we believe can realize the value of customers’ data assets.

Technologies for Data Centers

We have implemented many technologies in designing and constructing our data centers, such as power transfer switch, cooling, lighting and energy recycling technologies, to improve the electricity power consumption and energy efficiency of our data centers. We are the first data center service provider that passed the ISO50001: 2011 Energy Management System Certification in 2017. One of our data centers in Beijing, M6 data center, is among the first National Green Data Centers named by Chinese Institute of Electronics in 2018. We also apply heat recovery technologies at certain of our data centers to recover the waste heat from the exhaust of data centers to generate domestic hot water, which have improved our data center’s energy efficiency.

With the vision to build artificial intelligence defined data centers, we intend to develop artificial intelligence for IT operations platform which utilizes big data, modern machine learning and other advanced analytics technologies to enhance IT operation functions for our data centers. Such platform can collect a variety of data from various IT operations tools and device to aggregate data (such as that in monitoring systems and job logs) and then applies machine learning and advanced analytics on such data in order to automatically spot and react to issues. For example, our analytical data warehouse can analyze the working condition of data centers’ cooling systems to build a model which provides optimization solutions enabling us to lower operating costs and achieve environmentally friendly operations.

RESEARCH AND DEVELOPMENT AND INTELLECTUAL PROPERTY

Our strong research and development capabilities support and enhance our service offerings. We have an experienced research and development team and devote significant resources to our research and development efforts, focusing on improving customer experience, increasing operational efficiency and bringing innovative solutions to the market quickly.

We have made continual investments and trainings for research and development to drive our growth in both mature and emerging businesses. We incurred RMB92.1 million, RMB88.8 million, RMB112.9 million (US$17.5 million), RMB44.6 million and RMB71.9 million (US$11.1 million) in research and development expenses for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. As of June 30, 2021, our experienced research and development team consisted of 133 engineers, many of whom have more than 10 years of relevant industry experience.

Our research and development efforts have yielded 80 patents, 80 patent applications and 228 software copyright registrations as of June 30, 2021, all in China and focused on the areas including (i)    energy saving technology, (ii) data center design and facility maintenance and operations, (iii) network operation and maintenance management, (iv) cloud-related technologies, and (v) edge computing and blockchain.

We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our intellectual property rights. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including physical and electronic security, contractual protections, and intellectual property law. We have implemented a strict security and information technology management system, including the prohibition of copying and transferring of codes. We educate our staff on the need to, and require them to, comply with such security procedures. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements.

SALES AND MARKETING

We actively market our services and solutions through our direct sales force and we use a mix of horizontal and vertical segmentation strategies to divide the market into groups with similar characteristics. Horizontal segmentation is used for products or solutions such as retail colocation, interconnection, bare metal services, and generic hybrid cloud managed services which are applicable to most of the enterprise customers. For more industry specific solutions, we employ vertical segmentation for wholesale build-outs, wholesale colocation as well as customized hybrid cloud managed services. Our teams focus on key customers within each of the focus industries, including public cloud, financial, media and online education. Our sales and marketing teams are primarily based in Beijing, Shanghai, Shenzhen, Guangzhou, Hangzhou, Xi’an, Hong Kong and Taiwan. Aside from standard products, we are also leveraging and embedding our ecosystem’s offerings to provide turnkey hybrid cloud solutions for our key customers.

Our strong brand recognition, neutrality positioning, and large customer installed base have proven to be the important driving force for our sales. To strengthen our brand, we focus our marketing efforts on sponsoring seminars, conferences and special events to raise our profile with potential customers. In addition, we collaborate with various partners either on solution integration or “go to market” alignment to accelerate customers’ digital transformation. Our sales and marketing staffs are not just focused on demand generation but also equally focus on providing high quality customer services to proactively retain existing customers.

COMPETITION

We face competition from a wide range of data center service providers and other value-added service providers, including:

•	Carriers. We face competition from state-owned telecommunication carriers, including China Telecom and China Unicom. According to Frost & Sullivan, carrier-operated data centers took a share of 54.2% of the data center service market in 2020. In addition, both carriers operate their own networks. Competition is primarily focused on pricing, quality of services and geographic coverage. We believe we are well-positioned to compete with major carriers. Unlike China Telecom and China Unicom, which construct data centers primarily to promote the sales of bandwidth, we provide connectivity to multiple networks in each of our carrier-neutral data centers, providing superior choice and performance. Our private network provides enhanced connectivity among different networks. In comparison, data centers operated by China Telecom and China Unicom generally provide access only to their own network and are often constrained by their networks’ coverage. Due to inadequate interconnectivity among China’s carriers’ networks and among the same carrier’s networks in different provinces, interconnectivity bottlenecks remain a major problem, contributing to slow transmission speeds across services and applications.

•	Carrier-neutral service providers. We face competition from other carrier-neutral service providers, such as SINNET and GDS. Competition is primarily focused on pricing and the quality and breadth of service offerings. We distinguish ourselves by our superior interconnectivity, extensive data transmission network, large number of high-quality data centers, and superior operations, maintenance and other customer services. Due to the unique nature of data center service, where relocation of customer servers and equipment is operationally difficult, customers are highly selective in choosing their data center service provider. Our strong brand, superior reputation and extensive operating experience and expertise remain the key differentiator in attracting and retaining our customers.

•	In-house data centers. Businesses may choose to house and maintain their own IT hardware, such as Baidu and Alibaba, and other large enterprises, particularly in the financial services sector. Due to their in-house capabilities, these customers may outsource fewer services to other third-party data center service providers including us, if at all. However, we believe our data centers, coupled with our superior network services, offer a unique combination of hosting services that would make us attractive to businesses with in-house data centers.

•	Cloud service providers. Cloud services are a new and emerging market and therefore, we face competition from various market players who have entered into or plan to enter into the new market. In partnership with Microsoft, we offer cloud services, including Microsoft Azure, Office 365, Dynamics 365 and Power Platform, in China. We compete with domestic Chinese cloud service providers, such as Alibaba Cloud and Tencent Cloud, as well as international cloud services which are operated by other data center service providers in China, such as AWS. We believe our partnerships with Microsoft will make us attractive to potential customers, especially enterprise and government entity customers that have a strong demand for cloud services.

•	Other valued-added service providers. We face competition from other value-added telecommunications service providers including VPN service providers, such as Citic Telecom CPC. As one of the leading service providers in each one of these value-added service markets, we believe our offerings not only complement our core hosting services, but also position us to capture additional growth opportunities.

We do not currently compete with data center service providers located in Hong Kong and overseas, but we may compete with them if we expand our service offerings beyond China. We believe that there are currently no foreign competitors with a significant presence in the data center service market in China, partly due to the regulatory barriers in China’s telecommunications sector. As China represents a potentially lucrative market for foreign competitors, some foreign providers may seek to enter the Chinese market. In addition, as we expand our service offerings, such as cloud services, we expect to face more competition in those areas as well.

OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) INITIATIVES

As a leading carrier-neutral and cloud-neutral data center service provider in China, we are committed to corporate social responsibility and meeting society’s changing needs despite the challenging economic environment. We focus on environmental, social and governance communications and management mechanism to improve working environment of our employees. We also explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society.

ESG Related Governance Structure

In strict compliance with the Company Law of the PRC, Securities Exchange Acts of the United States, and relevant Nasdaq Listing Rules, we have improved our corporate governance structure, which involves shareholders’ meetings, a Board of Directors, several special committees to ensure effective supervision of senior management by the Board of Directors and to protect the rights and interest of shareholders. In addition, we plan to establish an ESG working group within our corporate structure, which reports progress of ESG-related functions to the Strategic Advisory Committee on a regular basis and the Strategic Advisory Committee undertakes the primary duty to supervise and manage the implementation of our ESG work by the ESG working group. The key responsibilities of the ESG working group consist of (i) determine the annual responsibility goals and key improvement plan based on our sustainability strategy; (ii) communicated with stakeholders on important ESG issues and promote key projects to collect information required for ESG disclosure; (iii) produce ESG reports and submit to Strategic Advisory Committee; and (iv) communicate with major rating agencies and keep up with ESG work and marketing.

Diversified Employment; Employee Development and Care for Employees

In strict compliance with the laws and regulations, including the Labor Law of the PRC and Labor Contract Law of the PRC, we have developed 21Vianet Employee Handbook that outlines our employment policies and standards. We adhere to the principle of impartiality and oppose any form of discrimination because of race, belief, gender, age, etc. We oppose child labor and forced labor. We provide employees with equal employment, promotion, and training opportunities. We are committed to creating a diversified, inclusive, and open workplace. As of June 30, 2021, we had a total of 2,784 employees, of which female employees accounted for 26.0% and employees of ethnic minorities accounted for 4.0%.

While we recruit high-potential talents from outside the organization, we also focus on training and development for our existing employees. We have established our lecturer system and learning platform to motivate employees and provide them with diversified development channels. Our training courses cover three themes, namely leadership, professional skills and general skills. The training programs and courses prepared for each employee depend on their career levels. For our new hires, we provide onboard training programs, which consist of online and face-to-face courses on corporate rules and regulations, operating procedures, information security and work safety. For our junior managers, we provide primary management training programs, which consist of two components. The first component includes self-management, team management and performance management. The second component includes practice in simulation, such as inter-department collaboration, team conflict management and high-level performance management. For our middle- level managers, we provide navigator programs, which feature a strong association between practical goals and learning goals.

We are committed to creating an equal, open and transparent workplace. Employees can make complaints or provide suggestions through public channels such as the whistleblower mailbox or hotline, the labor union and the Internal Control and Internal Audit Department. We will address the concerns raised by employees in a prompt and organized manner, striving to improve our systems and policies while addressing existing problems.

Green Data Centers and Green Offices

We are a strong supporter of green data centers. We have developed our Energy Management System, Cabinet Power Management System, Diesel Use Management Regulations and other rules and regulations to standardize and guide energy conservation and consumption reduction work, and continue to explore new ways to improve resource efficiency and cut carbon emission. We have set PUE target for each of our data centers. Through the use of natural sources, conversion equipment, independent dehumidifiers, and heat recovery systems, we implement our environmentally sustainable policies and initiatives. Moreover, we are dedicated to reducing carbon footprint generated by our data centers by sourcing renewable energy. As a result of these measures, we achieved an average PUE reduction of 2% in 2020 compared to that in 2019. Three of our data centers are named as National Green Data Center and are among the first few data centers in China to obtain such certification.

For our equipment, we ensure preferential procurement of equipment with good energy efficiency indicators. Our current energy-saving devices include new air conditioners, lithium batteries and LED lights. All of our cooling units employ frequency converters and air conditioner use EC motors. We have also adopted energy-saving technologies such as heat recovery, high voltage direct current, free cooling, indirect evaporative cooling have been applied. Our well-established water/electric meter system and environmental monitoring system provide accurate, efficient information analysis, and produce key data trends and carbon emissions. We develop energy conversation and emission reduction goals and countermeasures based on these information and analyzes.

We have received the ISO14001 environmental management certification for all environmental management activities of our computer system integration and software development services, including data center service, cloud computing, dedicated internet access and server and network equipment holding services. We have also received the ISO50001 energy management system certification for the energy management activities of our data center, cloud computing, dedicated internet access, server and network equipment hosting services and office operations.

We attach importance to the environment management at our offices. A series of energy-saving and consumption-reducing measures have been taken as part of our green office initiatives. Slogans are posted in offices to promote conversation of power, paper and water. As the garbage classification policy has been adopted, we have followed the policy to implement garbage classification to raise awareness among employees. We encourage employees to commute by new energy vehicles. As of the date of this offering memorandum, we have provided commuter shuttles for more than 40% of employees. Some of the busses consume new energy. In the future, all shuttle busses will be powered by new energy. There are a large number of lights in data centers that operate long hours each day. We have decided to replace the lights that are highly energy consuming with low heat and eco-friendly lights. It is estimated that the new 18W LED light will reduce electricity consumption by 44% per day. Additional, cold aisle lighting in stably operating data centers have been spaced out to reduce the overall quantity and thus save electricity consumption.

Quality Product and Customer Service

We place great emphasis on product quality and is committed to ensuring the safety, quality and stability of data centers. We continuously upgrade existing businesses and develop new businesses to cater to customers’ requirements. We strictly practice procurement compliance, and have established quality and safety assurance systems and work processes to deliver quality products and services. In strict accordance with national laws and applicable industry regulations, we have developed the Supplier Approval System to comprehensively evaluate the behavior, business size, industry experience, trust records, and other aspects of suppliers. Diverse assessment is employed to ensure supplier performance in product quality, delivery capability and green supply chain. In addition, we are incorporating carbon footprint into supplier evaluation. In terms of existing suppliers, we perform regular evaluations and reviews. Our procurement department takes the lead to assess suppliers’ performance against contracts, product quality, and service support among other criteria. Subsequent cooperation depends on the results of such assessment to ensure the quality of the supply chain. In addition, we have established our anti-corruption system and circulated it among suppliers. We have drafted the Anti-Commercial Bribery Statement (Supplier) and signed it with 100% of suppliers to ensure unbiased supplier screening.

We have developed rules and systems such as the Complaint Handling Process and Customer Service Email Response Quality Assurance Standards, setting forth strict requirements of aftersales response and service quality. We also assess whether email communications are compliant with our standards through quality assurance and spot checks. We have a customer response center to attend to and follow up with all complaints. The heads of the functional departments involved are responsible for approving complaint handling measures and the escalation of complaints, as well as analyzing the reasons behind the complaints and developing corrective and preventive measures. In 2020, 100% of customers were satisfactory with our customer response engineers, sustaining our record of zero complaint. Although we have the strictest service requirements in the industry, our customer response team surpassed their goals.

Business Integrity

We have been making continuous efforts to comply with all applicable laws and regulations affecting our business. To set up an effective risk prevention and control mechanism, we have established three lines of defense for risk management to clarify specific control procedures of various risks. We have also formulated a series of anti-corruption policies, including management measures on integrity talk and integrity inspection, and letter of commitment to anti-commercial bribery, to guide our employees. To encourage reporting of any non-compliant behaviors, we have established a complete anonymous reporting system and anti-corruption training programs. For the six months ended June 30, 2021, 100% of our employees have completed anti-corruption related trainings and 100% of our suppliers have signed our letter of commitment to anti-commercial bribery.

Organizational Development

Our employees are our most important asset. We provide our employees with career development programs including training course for new joiners, entry level employee and middle level team leaders. In 2020, more than 2,000 of our employees have participated in our training programs, recording a total of approximately 50,000 training hours. In addition, we encourage and support employees to obtain external certificates to improve their skills and competitiveness.

We also care about our employees’ wellbeing. We provide a multitude of benefits to our employees and their family members, such as supplementary medical insurance, maternity rooms for female employees and regular sports activities.

Data Privacy and Data Security

As a reputable company serving a large community of users, we consider data privacy a crucial part of our service quality. We comply with the privacy protection requirement of ISO27018 Protection of Personally Identifiable Information in Public Cloud and have adopted a series of measures to keep track of personally identifiable information. We utilize a set of technologies to protect our customers’ data, such as remote data recovery, encrypted transmission and firewall application. For the year ended December 31, 2020 and the six months ended June 30, 2021, we did not report any data leaking incidents.

Social Responsibility

We strive to utilize our advantages and resources to contribute back to the society we live in. During the COVID-19 pandemic, we donated anti-epidemic materials to frontline doctors to minimize virus infection. We also provide donations and essential daily supplies to charities and education funds to make our community a better place.

EMPLOYEES

We had 2,220, 2,295, 2,599 and 2,784 employees as of December 31, 2018, 2019 and 2020 and June 30, 2021, respectively. The following table sets forth the number of our employees by function as of June 30, 2021:

Functional Area	Number of Employees	% of Total
Operations	1,471	53%
Sales, marketing and customer support	350	13%
Research and development	243	8%
General and administrative	720	26%
Total	2,784	100%

Among our total employees as of June 30, 2021, 1,423 were located in Beijing, and 1,361 in other cities in China.

Our recruiting efforts include on-campus recruiting, online recruiting and the use of professional recruiters. We partner with leading national research institutions and employ other measures designed to bring us into contact with suitable candidates for employment.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under the PRC laws to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We entered into standard labor contracts with our employees. We also entered into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located at Guanjie Building Southeast, 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing and the People’s Republic of China. We lease facilities for our office space in Beijing, Shanghai, Guangzhou, Shenzhen, Xi’an, Ningbo, Foshan, Dongguan, Hangzhou, Suzhou, Hong Kong and Taiwan. Our office leases generally have terms ranging from one to ten years and may be renewed upon expiration of the lease terms. As of June 30, 2021, our offices occupied an aggregate of 27,408 square meters of leased space.

We have also leased the following facilities for our self-built data centers:

Location	Total Lease Area as of June 30, 2021
Beijing	157,023
Shengzhen	4,866
Shanghai	42,196
Hangzhou	11,020
Guangzhou	52,264
Ningbo	1,200
Hebei	21,792

LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings, investigations and claims incidental to the conduct of our business. We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or profitability. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors – Risks Related to Our Business – We may be subject to legal proceedings or arbitration claims in the ordinary course of our business, and the court ruling or arbitration award may not be favorable to us.”

LITIGATION

In September 2014, our Company and certain of our officers and directors were named as defendants in two putative securities class actions filed in U.S. federal district courts in Texas: Sun v. 21Vianet et al., Civil Action No. 14 CV 926 (E.D. Tex.) and Singh v. 21Vianet et al., Civil Action No. 14 CV 894 (E.D. Tex.). The Sun action originally was filed in the U.S. District Court for the Southern District of Texas, and was transferred to the U.S. District Court for the Eastern District of Texas, or the Court. The complaints in both actions alleged that certain of our Company’s financial statements and other public disclosures contained misstatements or omissions and asserted claims under the U.S. securities laws. On September 15, 2015, the Court entered an order consolidating the cases and on September 21, 2015, the Court entered an order appointing a lead plaintiff and lead counsel for the consolidated case. On September 13, 2016, the lead plaintiff filed an amended complaint against our Company and certain of our personnel and sought to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our Company’s ADSs from August 20, 2013 to August 16, 2016. After our motion to dismiss the case was denied, on April 9, 2018, the lead plaintiff filed an unopposed motion for preliminary approval of class action settlement, requesting that the Court (i) preliminarily approve a settlement agreement pursuant to which the parties agreed to settle the case for US$9,000,000, (ii) preliminarily certify the proposed settlement class, (iii) approve the parties’ proposed notice to the settlement class, and (iv) set the date for a hearing by the Court to consider the final approval of the settlement and entry of a proposed final judgment approving class action settlement, the plan of allocation of settlement proceeds, and lead counsel’s application for an award of attorneys’ fees and expenses. The Court granted that motion and, on October 31, 2018, held a settlement approval hearing. On November 9, 2018, the Court approved the settlement and issued final judgment, ending the case.

DISPUTES WITH SHANGHAI 21VIANET INFORMATION SYSTEM CO., LTD.

Shanghai 21Vianet Information System Co., Ltd. is a company bearing “21Vianet” in its name but is not affiliated with us. In January 2008, 21Vianet Beijing and 21Vianet China brought two lawsuits against Shanghai 21Vianet Information System Co., Ltd. in a Beijing court for intellectual property rights infringement and unfair competition. 21Vianet Beijing and 21Vianet China prevailed in each case. The court ordered Shanghai 21Vianet Information System Co., Ltd. to stop infringing our trademark and stop engaging unfair competition activities. 21Vianet Beijing and 21Vianet China was also awarded RMB150,000 in damages for each case. In October 2010, 21Vianet China filed another complaint against Shanghai 21Vianet Information System Co., Ltd. for domain name infringement and unfair competition. In July 2011, Shanghai 21Vianet Information System Co., Ltd. settled the case with us and transferred the domain name www.21vianet.com.cn to us for free. However, Shanghai 21Vianet Information System Co., Ltd. may continue to include “21Vianet” as part of its official company name when the name is spelt out in full, while using “21Vianet” or our logo in a short form or other context is prohibited.

Our executive chairman, Mr. Sheng Chen, holds a minority equity interest in Shanghai 21Vianet Information System Co., Ltd. due to historical reasons. As a result of the restriction on equity transfer pursuant to its articles of association, it is not practical for Mr. Chen to transfer his equity interest in Shanghai 21Vianet Information System Co., Ltd. to us or any other parties. Mr. Chen, however, has executed an irrevocable power of attorney, pursuant to which Mr. Chen has appointed 21Vianet Beijing as his attorney-in-fact to attend shareholders’ meeting of Shanghai 21Vianet Information System Co., Ltd. and to exercise all the shareholder’s voting rights. Such power of attorney remains valid and irrevocable so long as Mr. Chen remains the shareholder of Shanghai 21Vianet Information System Co., Ltd.